July 22, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  Terence O’Brien, Accounting Branch Chief

Re:         GenCorp Inc.
Form 10-K for the Year Ended November 30, 2013
Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014
Filed March 31, 2014
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated July 14, 2014, including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act Reports of GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2013

Note 5, Income Taxes, page 99

1.
We note your response to comment 6 of our letter dated June 10, 2014. Given the loss from continuing operations before income taxes recorded during the year ended November 30, 2013, please help us better understand what consideration was given to ASC 740-20-45-7 in determining the portion of the valuation allowance release that should be reflected in comprehensive income rather than in income from continuing operations.

The Company advises the Staff that it considered ASC 740-20-45-7, Allocation to Continuing Operations (“ASC 740-20-45-7”), in its evaluation.  ASC 740-20-45-7 provides an exception to the incremental approach to intraperiod tax allocation and states that “all items (for example, extraordinary items, discontinued operations, and so forth) be considered in determining the amount of tax benefit that results from a loss from continuing operations and that shall be allocated to continuing operations.”  The Company’s interpretation of this provision is that income from all components of the financial statements represents a source of income that enables realization of the tax benefit of the current-year ordinary loss in continuing operations when the tax benefit would not otherwise be benefited (i.e., when a valuation allowance exists).  The Company did not interpret this reference as a provision that supports the allocation of the tax benefit of a valuation allowance release between continuing operations and comprehensive income.  As a result, the Company applied ASC 740-10-45-20, Changes that Impact the Valuation Allowance for Deferred Tax Assets, and ASC 740-20-45-4, Allocation of Income Tax Expense or Benefit for the Year, when concluding upon its approach in determining that the release of the valuation allowance should be reflected in both net income and other comprehensive income as provided in our response to comment 6 of the letter dated June 10, 2014.

Securities and Exchange Commission
July 22, 2014

Form 10-Q for the Period Ended May 31, 2014

Liquidity and Capital Resources, page 48

2.
We note that your total liabilities exceed your total assets as of May 31, 2014 and you reported a net decrease in cash and cash equivalents and net cash used by operating activities for the six months ended May 31, 2014. In this regard, please expand your disclosures to discuss your current cash flow management strategies and how the repurchase of stock and early retirement of 4.0625% debt are consistent with these strategies. Please show us in your supplemental response what the revisions will look like in your future filings.

The Company will include the following revised disclosure in the Liquidity Outlook section of its future filings:

“We are committed to a cash management strategy that maintains liquidity to adequately support the operation of the business, our growth strategy and to withstand unanticipated business volatility. We believe that cash generated from operations, together with our current levels of cash and investments as well as availability under our revolving credit facility and delayed draw term loan, should be sufficient to maintain our ongoing operations, support working capital requirements and fund anticipated capital expenditures related to projected business growth.  Our cash management strategy includes maintaining the flexibility to pay down debt and/or repurchase shares depending on economic and other conditions.  In connection with the implementation of our cash management strategy, our Board of Directors and management may seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise if we believe that it is in our best interests.  Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.”

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary